Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:

July 31, 2018

Maxar Technologies reports second quarter 2018 results, declares quarterly dividend

Westminster, CO and Vancouver, BC – Maxar Technologies Ltd. (“Maxar” or the “Company”, formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE and TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, today reported financial results for the second quarter ended June 30, 2018.  All dollar amounts in this press release are expressed in U.S. dollars unless otherwise noted.

Highlights from the quarter include:

•	Consolidated revenues of $578.9 million
•	Net loss under IFRS of $18.6 million and net loss per share of $0.33
•	Adjusted EBITDA of $171.2 million and adjusted EBITDA margin of 29.6 percent
•	Adjusted earnings of $69.9 million and adjusted earnings per share of $1.22

“We delivered solid results in the quarter driven by higher revenue and improved margins in our Imagery segment, and we secured a key win in our Services business that provides improved visibility on future growth.  After the quarter ended, we also announced that the company’s Space Systems segment was part of a team that has been awarded a design and risk management contract for a large low earth orbit (LEO) constellation,” stated Howard L. Lance, President & Chief Executive Officer. “We are reaffirming our full year 2018 guidance for revenue, cash flow from operations and our full-year adjusted EPS outlook. We remain focused on delivering solid financial results throughout the year,” he added.  “Maxar is unique, at the nexus of the new space economy, with four leading commercial business brands. Our diversification strategy is working as evidenced by recent wins, we are delivering on the cost synergies from the DigitalGlobe acquisition, and we are making progress on the long-term strategic and financial objectives for growth laid out at the Company’s inaugural investor days hosted in March 2018.”

Consolidated revenues for the second quarter of 2018 were $578.9 million compared to $375.2 million for the same period of last year. The increase was primarily due to the inclusion of DigitalGlobe’s imagery and services businesses as a result of the DigitalGlobe Transaction. Excluding intercompany eliminations, the DigitalGlobe businesses contributed $238.3 million during the three months ended June 30, 2018. Excluding the effects of intersegment eliminations, the Space Systems segment contributed revenues of $329.9 million (three months ended June 30, 2017 - $338.2 million), the Imagery segment contributed revenues of $212.0 million (three months ended June 30, 2017 - $10.9 million), the Services segment contributed revenues of $66.3 million (three months ended June 30, 2017 - $27.2 million), partially offset by intersegment eliminations of $29.3 million (three months ended June 30, 2017 - $1.1 million). Intersegment revenue, which was attributable to the Company’s Legion satellite imaging constellation within our Space Systems segment, is eliminated in consolidation.

For the second quarter of 2018, adjusted EBITDA was $171.2 million and adjusted EBITDA as a percentage of consolidated revenues (“adjusted EBITDA margin percentage”) was 29.6%. This is compared to adjusted EBITDA of $66.0 million and adjusted EBITDA margin percentage of 17.6% for the second quarter of 2017. These increases are primarily due to the inclusion of the financial results of DigitalGlobe’s imagery business, partially offset by a decrease in the adjusted EBITDA from the Space Systems segment.

Adjusted earnings, or net earnings excluding the impact of specified items affecting comparability, were $69.9 million ($1.22 per share) for the second quarter of 2018 compared to $35.3 million ($0.97 per share) for the same period of 2017. The increase in adjusted earnings per share reflect higher adjusted EBITDA from the DigitalGlobe acquisition, partially offset by higher amortization, depreciation, and interest expense.

The comparison of financial results under IFRS between periods is impacted by the inclusion and variability of specified items that may not be indicative of the financial performance of the Company’s ongoing business. After including the specified items affecting comparability, net loss for the second quarter of 2018 was $18.6 million compared to net earnings of $19.3 million in the same period of 2017.

The Company had total funded order backlog of $3.05 billion as at June 30, 2018 compared to $3.32 billion as at December 31, 2017.

The Company has declared a quarterly dividend of C$0.37 per common share payable on September 28, 2018 to shareholders of record at the close of business on September 14, 2018.

Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
($ millions, except per share amounts)
Net (loss) earnings	$(18.6)	$19.3	$12.4	$23.6
Items affecting comparability:
Share-based compensation expense	10.6	2.0	9.3	6.8
Amortization of acquisition related intangible assets	71.2	8.0	136.4	16.0
Acquisition and integration related expense	6.0	12.3	10.7	20.3
Interest expense on dissenting shareholder liability	0.9	—	3.0	—
Restructuring and enterprise improvement costs	12.2	4.8	12.6	15.5
Foreign exchange differences	2.6	(10.0)	1.5	(10.1)
Loss on sale of subsidiary	0.6	—	2.8	—
Settlement with preferred stockholders	3.2	—	3.2	—
Equity in earnings from joint ventures, net of tax	(2.8)	—	(2.6)	—
Income tax expense adjustment	(16.0)	(1.1)	(36.2)	(3.1)
Adjusted earnings	69.9	35.3	153.1	69.0
Net finance expense[1]	47.8	10.8	91.2	21.4
Depreciation and amortization[2]	43.9	11.3	91.1	22.3
Income tax expense on adjusted earnings[3]	9.6	8.6	23.2	16.4
Adjusted EBITDA	$171.2	$66.0	$358.6	$129.1

Consolidated revenues	$578.9	$375.2	$1,136.6	$748.7
Adjusted EBITDA as a percentage of revenues	29.6%	17.6%	31.6%	17.2%
Adjusted earnings per share[1]	$1.22	$0.97	$2.69	$1.89

Net (loss) earnings per share, basic	$(0.33)	$0.53	$0.22	$0.65
Net (loss) earnings per share, diluted	$(0.33)	$0.52	$0.22	$0.64

Weighted average number of common shares outstanding (millions):
Basic	57.2	36.5	56.8	36.5
Diluted	57.2	36.5	57.0	36.5
Diluted (for purpose of calculating adjusted earnings per share)	57.4	36.5	57.0	36.5

1	This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.
2	Excludes interest expense from dissenting shareholder liability.
3	Excludes amortization of acquisition related intangible assets.
4	Excludes income tax expense adjustment related to adjusted earnings.

2018 Financial Outlook

•	Revenue decline of 2% to 4%
•	Adjusted Segment EBITDA margins of ~33% (excluding corporate expense)
•	Adjusted EPS expected near the top end of $4.65 to $4.85 range
•	Adjusted cash flow from operations of $300M to $400M

Change in Presentation of Reportable Segments

On October 5, 2017, the Company completed the acquisition of DigitalGlobe (“DigitalGlobe Transaction”). Subsequent to closing the DigitalGlobe Transaction, in the fourth quarter of 2017, the Company changed its financial reporting segments to better align with its combined product and services offerings. Beginning with first quarter of 2018, the company changed its reporting of revenue and EBITDA to include both items on a gross basis at the segment level and net of eliminations basis for the corporation.  These changes provide investors with increased transparency and allow for easier comparisons with the Company’s industry peer group. The Company reports revenue and adjusted EBITDA based on three reportable segments: Space Systems, Imagery and Services. Comparative data for the second quarter of 2017 is provided for completeness and is based on actual financial results for standalone MacDonald, Dettwiler and Associates Ltd.

Segment Results

The Company analyzes financial performance by segment, which combine related activities within the Company.

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
($ millions)
Revenue
Space Systems	$329.9	$338.2	$623.3	$679.7
Imagery	212.0	10.9	423.4	18.6
Services	66.3	27.2	136.3	52.6
Intersegment eliminations	(29.3)	(1.1)	(46.4)	(2.2)
Total Revenue	$578.9	$375.2	$1,136.6	$748.7
Adjusted EBITDA[1]
Space Systems	$42.2	$61.4	$96.8	$123.6
Imagery	136.2	6.5	274.3	9.5
Services	6.9	4.7	14.0	8.7
Intersegment eliminations	(5.4)	—	(7.4)	—
Total Segment Adjusted EBITDA	179.9	72.6	377.7	141.8
Unallocated corporate expenses	(8.7)	(6.6)	(19.1)	(12.7)
Total Adjusted EBITDA	$171.2	$66.0	$358.6	$129.1

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Space Systems Results

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
($ millions)
Revenue	$329.9	$338.2	$623.3	$679.7
Adjusted EBITDA[1]	$42.2	$61.4	$96.8	$123.6
Adjusted EBITDA Margin[1]	12.8%	18.2%	15.5%	18.2%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Space Systems segment were $329.9 million in the second quarter of 2018 compared to $338.2 million in the same period of 2017. The decrease in revenue primarily related to a lower level of geostationary communications satellite construction activity in 2018 compared to 2017, partially offset by higher revenue from the construction of the Company’s Legion satellite imaging constellation and contracts with the U.S. government. Revenue attributable to the Company’s Legion satellite imaging constellation is eliminated in consolidation.

Although the total dollar value of geostationary communication satellite awards to the Company has remained relatively stable since 2015, there has been a step down in total number and dollar value of awards compared to historical averages prior to 2015. Revenues have decreased year-over-year as programs awarded prior to 2015 have been completed and have been replaced by this lower level of award value since 2015. Many satellite operators in the communications industry have continued to defer new satellite construction awards to evaluate geostationary and other competing satellite system architectures and other market factors. The Company has responded appropriately to manage its workforce and costs during this challenging time. The Company continues to review strategic alternatives for its geostationary communications satellite business to improve its financial performance. No final decision has been made. At the same time, the Company continues to see strong growth in its U.S. Government and low Earth orbit communications and Earth observation businesses and remains encouraged regarding the potential in these markets.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which typically range between 20 to 36 months and up to 48 months in special situations. EBITDA margins can vary from quarter to quarter due to the mix of our revenues and changes in our estimated costs to complete as our risks are retired and as our estimated costs to complete are increased or decreased based on contract performance.

Adjusted EBITDA margin percentage from the Space Systems segment for the three months ended June 30, 2018 was 12.8% compared to 18.2% for the same period in the prior year. The decrease for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 is primarily due to timing differences in the recognition of investment tax credits, liquidated damages recognized in 2018, and a decrease in revenue. In 2017, the majority of the investment tax credits were realized in the second quarter, whereas in 2018 the majority were realized in the first quarter.

Recent Business Developments

On July 16, 2018, the Company acquired Neptec Design Group Ltd., a leading electro-optical and electro-mechanical systems and high-performance intelligent Light Detection and Ranging company for C$42 million, comprised of approximately C$8 million in cash and the balance in common shares of Maxar. With Neptec, the Company will deliver end-to-end robotic systems and an expanded set of solutions, positioning it to capture growth in U.S., Canadian and global space exploration markets and accelerate advancement into new and expanding space segments.

During the quarter, the Company was awarded the balance of the contract to provide communication subsystems for on-board communication signal processing capabilities for a commercial cargo system.

Imagery Segment Results

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
($ millions)
Revenue	$212.0	$10.9	$423.4	$18.6
Adjusted EBITDA[1]	$136.2	$6.5	$274.3	$9.5
Adjusted EBITDA Margin[1]	64.2%	59.6%	64.8%	51.1%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Imagery segment were $212.0 million in the second quarter of 2018 compared to $10.9 million in the same period of 2017. The increase is primarily due to the inclusion of the financial results of the acquired DigitalGlobe imagery business that contributed $201.9 million of revenue and $131.1 million of adjusted EBITDA in the second quarter of 2018. Imagery segment revenue for the three months ended June 30, 2018 included $30.0 million of revenue recognized from contract liabilities related to the EnhancedView contract.

Adjusted EBITDA margin percentage from the Imagery segment for the three months ended June 30, 2018 was 64.2% compared to 59.6% for the same period of 2017. The increase in margin percentage reflects the blend of margins from the acquired DigitalGlobe imagery business, acquired as part of the DigitalGlobe Transaction.

Recent Business Developments

In July 2018, the Company launched EarthWatch, a cloud-based subscription for viewing, streaming and downloading the Company’s industry-leading geospatial data, enabling customers to solve their challenges with ease through a single powerful interface.

Services Results

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
($ millions)
Revenue	$66.3	$27.2	$136.3	$52.6
Adjusted EBITDA[1]	$6.9	$4.7	$14.0	$8.7
Adjusted EBITDA Margin[1]	10.4%	17.3%	10.3%	16.5%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Services segment were $66.3 million in the second quarter of 2018 compared to $27.2 million in the same period of 2017. The increase is primarily due to the inclusion of the financial results from the DigitalGlobe services business that contributed $36.4 million of revenue and $3.7 million of adjusted EBITDA in the second quarter of 2018.

Adjusted EBITDA margin percentage from the Services segment for the three months ended June 30, 2018 was 10.4% compared to 17.3% for the same period of 2017. The decrease in margin primarily reflects the blend of margins from DigitalGlobe’s services business, acquired as part of the DigitalGlobe Transaction.

Notable bookings in the Services segment in the second quarter of 2018 included:

•

A contract to provide geospatial predictive analysis services for a U.S. intelligence agency and their end users including Combatant Commands and other U.S. government agencies. This contract is to provide software development and support services, which include, gathering, analyzing, and manipulating foundation GEOINT as a basis for predictive analysis.

•

A subcontract with a large prime integrator for systems engineering services. This contract delivers systems modeling, algorithm development, engineering processors, and engineering services for the U.S. government.

•

A contract to provide subject matter experts in social cultural analysis, all-source analysis and signals intelligence to inform senior leaders, mission planners and deployed military personnel on socio-cultural, pattern analysis, and all-source intelligence in support of decision making, engagements and missions.

Revenue and Adjusted EBITDA by Segment:

The following table summarizes revenue and adjusted EBITDA by segment for the last 10 quarters in U.S. dollars. Actual numbers as reported are presented for the 2018 periods. Information for 2016 and 2017 is presented on a pro forma basis as if MacDonald, Dettwiler and Associates Ltd. and DigitalGlobe had been one company beginning in 2016. The table has been updated from our fourth quarter 2017 earnings release to exclude the effects of intersegment eliminations by segment for 2016 and 2017, consistent with our current presentation.

	Actual		Pro forma
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2018	2018	2017	2017	2017	2017	2016	2016	2016	2016
($ millions)
Revenues:
Space Systems	$329.9	$293.4	$292.4	$299.1	$339.6	$342.7	$339.9	$347.8	$356.1	$376.7
Imagery	212.0	211.4	207.1	201.5	201.8	193.2	192.7	194.0	188.5	190.7
Services	66.3	70.0	62.3	72.1	68.7	57.8	68.8	61.8	61.3	52.5
Intersegment eliminations	(29.3)	(17.1)	(9.7)	(7.9)	(6.6)	(6.2)	(6.6)	(5.2)	(5.8)	(5.5)
Total Revenue	$578.9	$557.7	$552.1	$564.8	$603.5	$587.5	$594.8	$598.4	$600.1	$614.4
Adjusted EBITDA:
Space Systems	$42.2	$54.6	$49.2	$61.4	$61.6	$62.5	$61.1	$55.3	$67.2	$63.0
Imagery	136.2	138.1	133.6	128.2	128.8	120.1	123.4	124.9	123.1	124.3
Services	6.9	7.1	9.5	9.3	7.5	6.0	11.7	9.1	6.9	5.7
Intersegment eliminations	(5.4)	(2.0)	(1.0)	(1.3)	(0.6)	(1.1)	(0.7)	(0.5)	(0.9)	(1.0)
Adjusted EBITDA:	179.9	197.8	191.3	197.6	197.3	187.5	195.5	188.8	196.3	192.0
Corporate Expense	(8.7)	(10.4)	(6.4)	(8.5)	(10.0)	(9.5)	(10.1)	(8.2)	(8.3)	(7.7)
Adjusted EBITDA	$171.2	$187.4	$184.9	$189.1	$187.3	$178.0	$185.4	$180.6	$188.0	$184.3

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Earnings

(In millions of United States dollars, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenues	$578.9	$375.2	$1,136.6	$748.7
Costs and expenses:
Direct costs, selling, general and administration	407.2	308.7	777.5	619.2
Depreciation and amortization	115.1	19.3	227.5	38.3
Foreign exchange loss (gain)	3.1	(9.5)	2.0	(9.7)
Share-based compensation expense	10.6	2.0	9.3	6.8
Other expense	22.0	17.1	29.3	35.8
Earnings before interest and income taxes	20.9	37.6	91.0	58.3
Finance expense, net	48.7	10.8	94.2	21.4
(Loss) earnings before income taxes	(27.8)	26.8	(3.2)	36.9
Income tax (recovery) expense	(6.4)	7.5	(13.0)	13.3
Equity in earnings from joint ventures, net of tax	(2.8)	—	(2.6)	—
Net (loss) earnings	$(18.6)	$19.3	$12.4	$23.6

Net (loss) earnings per common share:
Basic	$(0.33)	$0.53	$0.22	$0.65
Diluted	$(0.33)	$0.52	$0.22	$0.64

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Balance Sheets

(In millions of United States dollars, except per share amounts)

	June 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$13.3	$19.1
Trade and other receivables	328.8	348.2
Financial assets, other	16.9	16.3
Contract assets	197.4	128.3
Inventories	95.3	96.5
Non-financial assets	98.4	125.2
Current tax assets	95.3	71.7
Total current assets	845.4	805.3
Non-current assets:
Orbital receivables	430.9	424.2
Financial assets, other	82.9	95.2
Non-financial assets	54.8	41.6
Deferred tax assets	147.2	108.3
Property, plant and equipment	1,060.5	1,054.9
Intangible assets	1,673.4	1,753.4
Goodwill	2,368.8	2,374.4
Total non-current assets	5,818.5	5,852.0
Total assets	$6,663.9	$6,657.3
Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables	$236.6	$236.9
Current tax liabilities	29.4	49.2
Financial liabilities, other	11.6	18.9
Provisions and other non-financial liabilities	19.8	11.3
Employee benefits	102.8	123.9
Contract liabilities	390.9	465.5
Securitization liability	15.4	15.5
Current portion of long-term debt	18.1	18.1
Total current liabilities	824.6	939.3
Non-current liabilities:
Financial liabilities, other	14.5	13.8
Provisions	49.0	159.3
Employee benefits	212.7	217.6
Non-financial liabilities	41.8	42.1
Contract liabilities	93.3	134.3
Deferred tax liabilities	142.9	103.6
Securitization liability	84.9	90.8
Long-term debt	3,076.4	2,942.9
Total non-current liabilities	3,715.5	3,704.4
Total liabilities	4,540.1	4,643.7
Shareholders’ equity:
Share capital (no par value, unlimited common shares authorized; 58.6 million and 56.2 million common shares issued and outstanding, respectively)	1,670.1	1,550.3
Contributed surplus	60.7	50.6
Retained earnings	242.1	261.8
Accumulated other comprehensive income	150.9	150.9
Total shareholders' equity	2,123.8	2,013.6
Total liabilities and shareholders' equity	$6,663.9	$6,657.3

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Cash Flows

(In millions of United States dollars, except per share amounts)

	Six months ended
	June 30,
	2018	2017
Cash flows provided by (used in):
Operating activities:
Net earnings	$12.4	$23.6
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment	78.0	16.4
Amortization of intangible assets	149.5	21.9
Share-based compensation expense	9.3	6.8
Finance income	(0.3)	(0.1)
Finance expense	90.0	16.8
Foreign exchange loss (gain)	8.2	(9.9)
Income tax (recovery) expense	(13.0)	13.3
Income taxes paid, net	(1.6)	(0.7)
Settlement with preferred stockholders	3.2	—
Loss on sale of subsidiary	2.8	—
Changes in operating assets and liabilities:
Trade and other receivables	14.2	37.1
Contract assets	(72.2)	1.0
Financial assets, other	(32.6)	(25.0)
Trade and other payables	19.8	23.0
Employee benefits liability	(15.6)	(8.0)
Contract liabilities	(113.9)	(114.8)
Financial liabilities, other	3.1	5.4
Cash provided by operating activities	141.3	6.8

Investing activities:
Purchase of property, plant and equipment	(85.4)	(20.4)
Purchase/development of intangible assets	(74.8)	(28.9)
Decrease in restricted cash	13.9	6.3
Cash collected on note receivable	5.0	—
Disposal of subsidiary and short-term investments	4.7	0.1
Cash used in investing activities	(136.6)	(42.9)

Financing activities:
Net proceeds from the Syndicated Credit Facility and other long-term debt	128.3	190.5
Repayment of 2017 Term Notes	—	(100.0)
Repayment of 2024 Term Notes	—	(10.2)
Interest paid on long-term debt	(98.4)	(16.0)
Payment of dividends and other	(32.5)	(18.6)
Settlement of securitization liability, including interest	(9.1)	(10.9)
Cash (used in) provided by financing activities	(11.7)	34.8
Decrease in cash and cash equivalents	(7.0)	(1.3)
Effect of foreign exchange on cash and cash equivalents	(0.1)	(0.7)
Cash and cash equivalents, beginning of period (a)	19.1	(3.8)
Cash and cash equivalents, end of period (a)	$12.0	$(5.8)

(a)	Cash and cash equivalents are net of bank overdrafts of $1.3 million and $11.8 million as at June 30, 2018 and 2017, respectively. There were no bank overdrafts as at December 31, 2017.

Non-IFRS Financial Measures

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings, adjusted earnings per share and adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines adjusted earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, special income and expense items, amortization of acquisition related intangible assets, share-based compensation, and income tax expense associated with the specified items. The use of the term “special income and expense items” is defined by the Company as those that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. These items include: acquisition and integration related expense, interest expense on dissenting shareholder liability, restructuring and enterprise improvement costs, loss from sale of subsidiary, settlement with preferred shareholders, equity in loss from joint ventures and foreign exchange differences. Foreign exchange differences consist of (i) timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting, (ii) gains and losses on translation of intercompany balances and (iii) unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities. The Company believes that the exclusion of each of these items reduces volatility and provides a more meaningful period-to-period comparison of the Company’s ongoing performance. Income tax expense on adjusted earnings is computed using the estimated effective annual income tax rate, adjusted for specific items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of adjusted earnings and adjusted earnings per share allows investors to evaluate the financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance.

The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain items affecting comparability as specified in the calculation of adjusted earnings. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment adjusted EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted EBITDA. Segment adjusted EBITDA is reported prior to the deduction of corporate expenses.

The Company defines adjusted cash flow as cash provided by operating activities, excluding acquisition and integration expense, less net interest and securitization payments, and other.

Adjusted earnings, adjusted earnings per share, adjusted EBITDA and adjusted cash flow do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Pro Forma Financial Information

The unaudited pro forma financial information described in this release gives effect to the Company’s acquisition of DigitalGlobe using the acquisition method of accounting for business combinations with the Company identified as the acquirer, and is based on the respective historical unaudited condensed consolidated financial statements of the Company and DigitalGlobe for the periods presented below. In determining these amounts, management has conformed DigitalGlobe’s historical financial results originally prepared under U.S. general accepted accounting principles to IFRS and has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2017. Revenue and direct costs, selling, general and administration expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

This unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition had been completed at the beginning of the period for the periods presented, nor do they purport to project the results of operations of the combined entities for any future period or as of any future date.  This unaudited pro forma financial information may not be useful in predicting the results of operations of the combined company in the future. The actual results of operations may differ significantly from this pro forma financial information.

Forward-Looking Statements

This earnings release and the associated conference call and webcast, which includes a business update, discussion of financial results for the second quarter of 2018, and question and answer session (the “Earnings Release”), may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements herein are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe, Inc.; the impact of the Company’s acquisition of DigitalGlobe, Inc. on the Company’s earnings, credit rating, estimated enterprise value and growth rate; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the expected timeline for the Company to fully implement its plan to domicile the ultimate parent of DigitalGlobe, Inc. in the U.S. by the end of 2019 and the expected benefits therefrom; additional acquisition and integration related costs in future periods; the implementation of the security control agreement; business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements included herein are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years or current expectations; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe, Inc.; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed herein. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the loss or termination in scope of any one of the Company’s primary contracts; the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension and failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; foreign and domestic resellers fail to market or sell the Company’s products and services successfully; inability of the Company’s limited vendors to provide key products and services; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; occurrence of delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement; failure of the Company’s satellites to operate as intended; natural disasters or other disruptions affecting the Company's operations and resulting in an interruption or failure of the Company’s infrastructure; failure of the Company or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary; loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; limited insurance coverage, pricing and availability; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites; the Company’s failure to raise adequate capital to finance its business strategies, including funding any future satellite; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations; and failure to comply with environmental regulations.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, Inc., including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe; and the Company is a target of appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to the section entitled “Business Risks and Uncertainties” of the Company’s annual Management’s Discussion and Analysis and the notes to the consolidated financial statements of the Company for the year ended December 31, 2017, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained herein. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained herein.

The forward-looking statements contained herein are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this earnings release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements herein as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

Investor/Analyst Conference Call

Maxar President and CEO Howard Lance and Executive Vice President and interim CFO Anil Wirasekara will host a Conference Call on July 31, 2018 at 8:30am Eastern Standard Time to discuss the financial results and to answer questions.

To participate, dial:

Toll free North America: 1-888-390-0546

Toronto: 1-416-764-8688

Vancouver: 1-778-383-7413

The Conference Call will also be Webcast live at:

http://investor.maxar.com/overview/default.aspx

Telephone replay will be available from May 9, 2018 at the following numbers:

Toll free North America: 1-888-390-0541

Toronto: 1-416-764-8677

Passcode: 764246#

About Maxar

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), each under the symbol: MAXR. On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada.

Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellite building and operations, ground infrastructure, space robotics, earth imagery, geospatial data and analytics. For more information visit www.maxar.com.

CONTACT:

Jason Gursky | Maxar Investor Relations | 1-303-684-2207 | jason.gursky@maxar.com

Nancy Coleman | Maxar Media Contact | 1-303-684-1674 | nancy.coleman@maxar.com